FILED BY PEET’S COFFEE & TEA, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: DIEDRICH COFFEE, INC.

COMMISSION FILE NO. 000-21203

PEET’S COFFEE & TEA INCREASES DIEDRICH COFFEE ACQUISITION PROPOSAL TO $32.00 IN CASH AND STOCK, EXPRESSES CONFIDENCE IN REVISED OFFER

EMERYVILLE, Calif. — Peet’s Coffee & Tea, Inc. (NASDAQ: PEET) announced today that it delivered to the board of directors of Diedrich Coffee, Inc. (NASDAQ: DDRX) on Sunday, November 22, 2009 a proposal to enhance its previously announced offer to acquire Diedrich. Peet’s revised proposal is a cash-and-stock offer valued at $32.00 per share, or a total value of approximately $265 million, based on Peet’s closing stock price of $38.00 on Friday, November 20, 2009. Peet’s enhanced its proposal in response to notification from Diedrich that it had received a competing offer from Green Mountain Coffee Roasters, Inc. (NASDAQ: GMCR) for $30.00 per share in cash. Diedrich’s board of directors concluded on November 20, 2009 that Green Mountain’s offer was superior to the original Peet’s proposal of $26.00 per share in cash and stock.

“We are confident that the Diedrich board will find our revised proposal to be superior for Diedrich’s shareholders,” said Patrick O’Dea, President and CEO of Peet’s. “With our enhanced proposal, we continue to believe that this acquisition would create significant value for our shareholders. We also remain convinced, perhaps more now than ever, that it would bring needed competition to the single cup K-Cup market that would benefit both consumers and retail trade customers while also accelerating household penetration of the Keurig brewer system, the leading single cup brewer system with over 80% market share in the single cup brewer market.”

Under the terms of Peet’s revised proposal, Peet’s will pay a combination of $19.80 in cash and 0.321 of a share of Peet’s common stock for each share of Diedrich common stock tendered and accepted in its exchange offer. The stock component of the revised purchase price is based on a fixed exchange ratio, so the value of that component will increase or decrease with changes in the market price of Peet’s common stock. This represents a change from the stock component of the purchase price in the original acquisition agreement, which was based on a fixed dollar value per share of Diedrich common stock subject to a maximum of 0.315 of a share.

Assuming Peet’s enhanced proposal is found to be superior to Green Mountain’s offer by Diedrich’s board, Peet’s prior guidance regarding the impact of the acquisition on its future financial results will remain substantially unchanged. The acquisition is expected to be dilutive to earnings in 2010 and accretive thereafter, and Peet’s estimates for 2011 of $2.00 to $2.20 fully-diluted earnings per share will remain. The estimates are unchanged since the impact of the higher purchase price of approximately $0.04 per share due to incremental interest expense and higher share count is offset by lower amortization expense, which was lowered after a preliminary valuation of intangibles was performed that resulted in a longer average life. Peet’s will still have expected 2010 fully-diluted earnings per share in the range of $0.80 to $0.90 as previously communicated in connection with the original offer; however, it is more likely to be in the lower end of that range. Peet’s plans to finance the cash portion of the acquisition through a combination of cash on hand (at both companies) and $140 million of committed debt financing from Wells Fargo Bank, National Association and Wells Fargo Securities, LLC.

Under the terms of Peet’s existing merger agreement, Diedrich notified Peet’s that it had received a superior offer and informed Peet’s of its intent to terminate the existing agreement after 5:00 p.m. Pacific Time on Friday, November 27, 2009 unless Peet’s submits a revised proposal that Diedrich’s board of directors concludes is equal or superior to the Green Mountain proposal. It was this notification that led to Peet’s revised proposal.

Cooley Godward Kronish LLP is acting as Peet’s legal advisor; Morgan Stanley and Jesse Capital Management are serving as financial advisors.

Additional Information and Where to Find It

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Diedrich. Peet’s has filed a registration statement on Form S-4 (containing a prospectus/offer to purchase and certain other offer documents) and a tender offer statement on Schedule TO with the SEC and Diedrich has filed a solicitation/recommendation statement on Schedule 14D-9, all with respect to the Offer and the Merger (as defined in those documents). Diedrich stockholders are urged to read Peet’s prospectus/offer to purchase and the other offer documents contained in the registration statement, and Diedrich’s solicitation/recommendation statement, because they contain important information that stockholders should consider before making any decision regarding tendering their shares. The registration statement (including the prospectus/offer to purchase and the other offer documents contained therein), the tender offer statement and the solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect to the Offer. The registration statement (including the prospectus/offer to purchase and certain other offer documents contained therein), as well as the tender offer statement and the solicitation/recommendation statement, are available to all stockholders of Diedrich at no expense to them. The registration statement (including the prospectus/offer to purchase and other offer documents), the tender offer statement and the solicitation/recommendation statement are available for free at the SEC’s web site at www.sec.gov. Free copies of the prospectus and offer to purchase (and other offer documents) are also available from Peet’s by mail to Peet’s Coffee & Tea, Inc., 1400 Park Avenue, Emeryville, CA 94608, attention: Investor Relations, and free copies of the Solicitation/Recommendation Statement are available by Diedrich by mail to Diedrich Coffee, Inc., 28 Executive Park, Suite 200, Irvine, CA 92614, attention: Investor Relations. In addition, the prospectus/offer to purchase (and other offer documents) may also be obtained free of charge by directing a request to the Information Agent for the offer, Laurel Hill Advisory Group, LLC, 100 Wall Street, 22nd floor, New York, NY 10005 at 1-888-742-1305 (toll free). Continental Transfer & Trust Company is acting as depositary for the tender offer.

In addition to the foregoing materials filed with the SEC, Peet’s and Diedrich file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any reports, statements or other information filed by Peet’s or Diedrich at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Peet’s and Diedrich’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Interests of Certain Persons in the Offer and the Merger

Peet’s will be, and certain other persons may be, soliciting Diedrich stockholders to tender their shares into the exchange offer. The directors and executive officers of Peet’s and the directors and executive officers of Diedrich may be deemed to be participants in Peet’s solicitation of Diedrich’s stockholders to tender their shares into the exchange offer.

Stockholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Peet’s and Diedrich in the exchange offer by reading the prospectus/offer to purchase and certain other offer documents, as well as the solicitation/recommendation statement.

About Peet’s Coffee & Tea, Inc.

Peet’s Coffee & Tea, Inc., (NASDAQ: PEET), is the premier specialty coffee and tea company in the United States. Founded in 1966 in Berkeley, California by Alfred Peet, an early tea authority who became widely recognized as the grandfather of specialty coffee in the U.S., Peet’s offers superior quality coffees and teas in multiple forms, by sourcing the best quality coffee beans and tea leaves in the world, adhering to strict high quality and taste standards, and controlling product quality though its unique direct store delivery selling and merchandising system. Peet’s is committed to strategically growing its business through many channels while maintaining the extraordinary quality of its coffees and teas. For more information about Peet’s Coffee & Tea, Inc. visit www.peets.com.

Forward Looking Statements

This press release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to the anticipated purchase price, sources of financing for the cash portion of the purchase price, future earnings per share, earnings dilution and accretion expected to result from the acquisition and the anticipated closing timing of the transaction. Forward-looking statements are based on management’s beliefs, as well as assumptions made by and information currently available to management, including financial and operational information, the company’s stock price volatility, and current competitive conditions. As a result, these statements are subject to various risks and uncertainties. The company’s actual results could differ materially from those set forth in forward-looking statements depending on a variety of factors including, but not limited to, actions taken by competing bidders for Diedrich, fluctuations in the market price of Peet’s common stock, legal and regulatory developments, general economic conditions, including the current recession and its ongoing negative impact on consumer spending, the company’s ability to implement its business strategy, attract and retain customers, and obtain and expand its market presence in new geographic regions; the availability and cost of high quality Arabica coffee beans; consumers’ tastes and preferences; complaints or claims by current, former or prospective employees or government agencies; and competition in its market as well as other risk factors as described more fully in the company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 28, 2008. These factors may not be exhaustive. The company operates in a continually changing business environment, and new risks emerge from time to time. Any forward-looking statements speak only as of the date of this press release.

Contacts

Sard Verbinnen & Co

Paul Kranhold/Diane Henry, 415-618-8750